November 7, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:        eMagin Corp. (the “Company”)
Amendment No. 5 to
Registration Statement on Form S-1/A (“Form S-1/A”)
Filed October 22, 2008
File No. 333-144865

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 4, 2008, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Selling Stockholders, page 57

We note your response to prior comment 4; however, several of the exhibits to this registration statement remain incomplete. Also, your exhibit index continues to indicate you are incorporating exhibits by reference to other filings where those exhibits were only partially filed. Please re-file in their entirely all the exhibits you previously filed with missing attachments. For example, we note the following:

•	The missing annexes of the note purchase agreements filed as exhibits 10.42 and 10.48 of this filing;
•	The three annexes filed separately as exhibits 10.49, 10.50 and 10.51;
•	You incorporate exhibit l0.74 by reference to Form 8-K filed April 4, 2008 however, you only partially filed the agreement as exhibit 99.1 of the Form 8-K; and
•	The incomplete exhibits of exhibit 10.82.

Response:

The Company has undertaken a substantial and cumbersome review of all prior Commission filings and the exhibits thereto, and, except as set forth below, has re-filed in their entirety all exhibits previously filed with missing attachments, including those referenced above.

Specifically, for the following reasons the Company is seeking exception as to the filing of the following two schedules to the Loan and Security Agreement between Moriah Capital, L.P and the Company dated August 7, 2007 (the “Agreement”) included as Exhibit 10.61 filed with Form S-1/A:

(1)	Schedule 8.18 (Schedule of clients and vendors); and
(2)	Schedule 10.14 (schedule of bank accounts) (collectively, the “Schedules”).

First of all, the Company submits that the Schedules contain such information THAT is not material and/or would not likely provide added value to any shareholder’s or potential investor’s determination as to whether to invest in the Company’s securities.  Indeed, the Schedules would fail to further inform an investor as to the Company’s business, or assist such investor in making an investment decision.

Secondly, the Company’s public filings already contain the information required by established Commission rules with regard to material customers and suppliers. Specifically, as required by Item 101 of Regulation S-K, the Registrations Statement as well as the Company’s annual report for the year ended December 31, 2007 disclose the required information as to the Company’s customers and issues as to concentration. Specifically, the Company’s disclosure states that “[i]n 2007, we did not have any customers that accounted for more than 10% of our total revenue.” As none of the Company’s sales to its customers exceed an aggregate amount of 10% of the Company’s consolidated revenues, the Company is not required to disclose such information per the Commission’s Rules.

Lastly, it is the Company’s position that the disclosure of such information is not necessary for the protection of the Company’s investors. Specifically, the Agreement would not be rendered misleading or incomplete in light of the omitted Schedules as the Agreement provides the material obligations and sets forth the material terms that the Company has entered into without disclosing the sensitive information which can adversely affect the Company’s business and financial condition because of the harm that could result from the disclosure. That is, by requiring the Company to file a schedule and disclose its Bank Account information the Company may be subjecting itself to fraud or identity theft. Further, by requiring the Company to file a schedule and disclose its customers and suppliers, none of which is deemed material under applicable Commission rules, the Company may be subjecting itself to a disadvantaged competitive position vis-à-vis its competitors who may then use such information to modify their strategies and unfairly compete with the Company.

In the event the Commission denies this request, the Company nevertheless urges that the Commission to clear the Company’s Form S-1/A with the understanding that the Company will undertake to file a confidentiality request as to the Schedules expeditiously, along with a post-effective amendment to this registration statement including the redacted Schedules.

Given the significant effort the Company has made towards addressing the Commissions comments since August 2007, the Company submits that public policy would merit permitting the Company to shift its focus and efforts back to developing its business. Indeed, the Company is incurring significant time and costs, including costs associated with EDGAR filer, attorneys and accountants, for each amendment that is required to be filed.

Signatures

We reissue prior comment 5. You must indicate below the second paragraph required on the Signatures page who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer.

Response:

The Company has revised the S-1 signature page to indicate below the second paragraph who is signing in the capacity of principal executive officer, principal financial officer, and principal accounting officer.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer